Morgan, Lewis & Bockius llp
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Washington, D.C. 20004
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www.morganlewis.com

April 16, 2008

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

RE:	AmeriGas Partners, L.P.
Form 10-K for Fiscal Year Ended September 30, 2007
Filed November 29, 2007
Form 10-Q for the Fiscal Quarter Ended December 31, 2007
Filed February 8, 2008
Form 8-K Filed October 3, 2007
File No. 1-13692
Dear Mr. Owings:
This letter is submitted on behalf of AmeriGas Partners, L.P. (the “Partnership”) to respond to the comments included in your letter dated April 3, 2008, regarding the Partnership’s Form 10-K for the fiscal year ended September 30, 2007, filed November 29, 2007, Form 10-Q for the quarterly period ended December 31, 2007, filed February 8, 2008, and Form 8-K, filed October 3, 2007.
Set forth below are the comments contained in the Staff’s letter followed by the response of the Partnership. For purposes of identification, the Partnership’s responses are indented.
Form 10-K for Fiscal Year Ended September 30, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25
Financial Condition and Liquidity, page 29
Partnership Distributions, page 29
1. We reviewed your response to comment three in our letter dated March 10, 2008. It appears that distributable cash is more akin to a non-GAAP liquidity measure as opposed to a non-GAAP performance measure given your definition of available cash and your disclosure that distributable cash is a reasonable estimate of the amount of cash available for distribution. As such, it is unclear why you believe the measure is not presented as a non-GAAP liquidity measure. Please provide us with further support for your conclusion. If you conclude that distributable cash is a non-GAAP liquidity measure, please tell us why you are permitted by Item 10(e)(ii)(A) of Regulation S-K to exclude charges or liabilities that require, or will require, cash settlement. Notwithstanding the above, please explain to us why a reconciliation of EBITDA to both operating cash flows and actual cash distributions would not be more meaningful to investors given your present disclosure. In this regard, we note that actual distributions vary from both operating cash flows and distributable cash as presented.

Mr. H. Christopher Owings April 16, 2008 Page 2 of 4
AmeriGas Partners, L.P. Response
The Partnership acknowledges that the term “distributable cash” may be confusing, not only because of the use of the word “cash” in the name of the financial measure but also because the requirement that Available Cash be distributed to partners may suggest that distributable cash is a liquidity measure. The Partnership continues to believe, however, that distributable cash is best reconciled to net income because it is intended to represent the Partnership’s ability to perform at a level sufficient to sustain and increase Partnership distributions under the Partnership Agreement without resorting to borrowing. The Partnership believes that its distributions to partners of Available Cash, as defined in the Partnership Agreement, are not reflective of either operating performance or liquidity because the Partnership is able to include borrowings and reflect discretionary reserves in determining Available Cash. Because the Partnership uses distributable cash as a reasonable proxy for the cash available for distribution that is generated by the Partnership, it believes that distributable cash is more akin to a performance measure than a liquidity measure. Although the Partnership believes that its presentation of distributable cash has been a useful indicator of performance to investors and analysts, it will omit this information in future filings in light of the potential for confusion.
With respect to your request in the last two sentences of this comment, the Partnership believes that a reconciliation of EBITDA to operating cash flows would not have been a useful reconciliation because of its view that distributable cash is not a liquidity measure but, rather, represents an amount that the Partnership could consider in determining distributions without adversely affecting its ability to maintain its current performance and without requiring any borrowings. The Partnership believes that a reconciliation of distributable cash to cash distributions would not be consistent with Regulation G because the Partnership believes that cash distributions is not the most comparable GAAP measure to distributable cash. The Partnership has been disclosing distributable cash, not as an adjustment to cash distributions or as a way to identify cash distributions, since the Statement of Cash Flows discloses the cash distributions during the period, but, rather, as noted above, for information as to the amount that the Partnership could consider in determining distributions without adversely affecting its ability to maintain its current performance and without requiring any borrowings.

Mr. H. Christopher Owings April 16, 2008 Page 3 of 4
Form 10-K for Fiscal Year Ended September 30, 2007
Compensation Discussion and Analysis, page 451
2. We note your response to comment six from our letter dated March 10, 2008, that the partnership does not believe it engages in benchmarking as such term is used in Item 401(b)(2)(xiv) of Regulation S-K. However, the disclosure in the proxy statement does not sufficiently address factors considered by the management and development committee other than the surveys provided by Towers Perrin. Please revise the discussion to detail all of the factors considered by the management development committee in setting executive compensation so that it is clear to investors that the company is not engaging in benchmarking. We may have additional comments.
AmeriGas Partners, L.P. Response
In future filings, the Partnership will discuss the material factors, in addition to market data, considered by the Compensation/Pension Committee in exercising its discretion to set executive compensation. Additionally, the Partnership will clarify in future filings that the Compensation/Pension Committee does not benchmark against specific companies in the Towers Perrin General Industry Executive Compensation Database when setting executive compensation. Instead, the Compensation/Pension Committee references Towers Perrin’s market data for the companies included in the General Industry Executive Compensation Database. This market data is an important guide used by the Compensation/Pension Committee in establishing the compensation structure and individual executive compensation levels.
Form 8-K filed October 3, 2007
3. We reviewed your response to comment 10 in our letter dated March 10, 2008. Earnings excluding the gain on the sale of a propane storage terminal and adjusted EBITDA are also non-GAAP financial measures presented in the information furnished in the report. In future filings, please clearly identify each non-GAAP financial measure as such and comply with the disclosure requirements of Regulation G and Item 10(e)(1)(i) of Regulation S-K. Refer to the instructions of Item 2.02 of Form 8-K.
AmeriGas Partners, L.P. Response
The Partnership acknowledges the Staff’s comment and in future filings will clearly identify each non-GAAP financial measure as such and will comply with the disclosure requirements of Regulation G and Item 10(e)(1)(i) of Regulation S-K.

[1]	The title of this comment in your comment letter referenced the proxy statement. UGI Corporation presented the Compensation Discussion and Analysis in its proxy statement but the Partnership included the Compensation Discussion and Analysis in its Form 10-K. Accordingly, we changed the title to your comment to reference the disclosure in the Form 10-K.

Mr. H. Christopher Owings April 16, 2008 Page 2 of 4
* * * * *
This confirms that the Partnership acknowledges the following:
•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further comments or would like to discuss any of the responses above, please contact me at your convenience.
Sincerely yours,
/s/ Linda L. Griggs
Linda L. Griggs

cc.	AmeriGas Propane, Inc. Eugene V. N. Bissell Jerry E. Sheridan William J. Stanczak UGI Corporation Richard R. Eynon PricewaterhouseCoopers LLP Barry J. Misthal